SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549

                                FORM 12b-25

                      Commission File Number 1-9875

                          NOTIFICATION OF LATE FILING

  (Check One: [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
              [ ] Form 20-Q [ ] Form N-SAR

For Period Ended:   March 31, 1994

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period
Ended:______________________________________________

      Read attached instruction sheet before preparing form.
Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________________________________
_________________________________________________________________



                        Part I.  Registrant Information

Full name of registrant   STANDARD COMMERCIAL CORPORATION



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Former name if applicable

   2201 Miller Road
   Address of principal executive office [Street and number]

   Wilson, North Carolina
   City, State and Zip Code  27893


                       Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is in the process of negotiating with certain of its lenders (i) amendments of covenants in certain loan agreements to permit the Registrant to be in compliance with such covenants as of March 31, 1994 (the end of its fiscal year) and (ii) refinancing arrangements.

_________________________________________________________________





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                  Part IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification


     Guy M. Ross                   (919)         291-5507
       (Name)                   (Area code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [X] Yes [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation: Results of operations declined materially in the Registrant's last fiscal year, as compared with the comparative prior year amounts, reflecting pervasive slow demand throughout the tobacco industry, and lower unit prices resulting from current market conditions, costs associated with restructuring and a terminated merger agreement and the effect of compliance with SFAS 106. It is expected that the Registrant will show a loss for fiscal 1994 of approximately $36 million, compared to a gain of approximately $21 million in the prior fiscal year. These tentative results have been reported in a press release.

                 STANDARD COMMERCIAL CORPORATION
           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 27, 1994      By /s/ Guy M. Ross





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        Instruction.  The form may be signed by an executive
officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

      Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

      1.    This form is required by Rule 12b-25 of the General
Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.